UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on November 28, 2006

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Free Translation.
Santiago, November 28, 2006

Mr.
Alberto Etchegaray de la C.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Essential Issue

Dear Mr. Superintendent.

     We hereby inform you that Royal Seed Trading Corp. A.V.V., -subsidiary of Sociedad Química y Minera de Chile S.A. (“SQM”), and with the guaranty of the latter- and the banks ING Bank N.V., Curacao Branch, Banco Bilbao Vizcaya Argentaria S.A., BNP Paribas and Santander Overseas Bank Inc., have subscribed a Credit Agreement of US$80 million.

     The Credit Agreement was subscribed on November 22, 2006, and the amount of US$80 million was disbursed in the pertinent proportions and by each one of such four banks during November 28 of this year.

     The loan under the Credit Agreement is a 5 year bullet, with an annual rate of “Libor + 0.3%” over the capital -that could vary depending on the possible and future modifications to the classification of the external debt of the guarantor- without real guaranties and with semi annual interest payments.

     We inform you the above as Essential Issue in compliance with articles 9 and 10 of Law Number 18.045 and 44 of Law Number 18.045. Additionally, also in compliance with the indications set forth in the Rule of General Character Number 30 that was issued on November 10, 1989.

     We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

     Yours truly,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange Brokers Stock Exchange Electronic Stock Exchange New York Stock Exchange Securities and Exchange Commission The Bank of New York

SQM Los Miltares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (562) 425 2485 Fax: (562) 425 2493 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:      /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date: November 28, 2006